July 25, 2016

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720; and Northern Lights Variable Trust, File Nos. 333-131820 and 811- 21853

Dear Ms. Browning:

On May 2, 2016, Northern Lights Fund Trust (“NLFT”) and Northern Lights Variable Trust (“NLVT”) (together, the “Registrants”) filed preliminary proxy statements with respect to the Power Income Fund and Power Dividend Fund, each a series of NLFT, and Power VIT Fund, a series of NLVT (each a “Fund, and together, the “Funds”). The proxy statements relates to a shareholder meeting to consider approval of a new investment advisory agreement with the existing investment adviser, W.E. Donoghue & Co. In a telephone conversation on July 13, 2016, you provided comments to the preliminary proxy statements. Please find below a summary of your comments and the Registrants; responses, which the Registrants have authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement. Redlined changes to the preliminary proxy are provided in the attached Appendix A as you requested.

Comment 1. Please confirm that any bracketed or missing information will be provided in the definitive proxy statement. Please include Tandy Representations in your response letter.

Response. The Registrant confirms that all missing and bracketed information will be supplied in the definitive proxy statement and notes that the Tandy Representations are included below.

Comment 2. Please provide a Questions and Answers section.

Response. The Registrant respectfully declines making the requested change.

Comment 3. Please consider revising disclosure regarding how shareholders may cast and revoke their votes so that the methods for voting and revoking are clearly articulated.

Response. As noted in the proxy, shareholders may revoke their proxy by “submitting a duly executed proxy bearing a later date,” which inherently allows for the use of the same methods to submit and revoke a proxy as described in the proxy statement.

Comment 4. Please confirm that there are no changes to Fund service providers, the services provided and service provider fees.

Response. The Registrant so confirms.

Comment 5. Please confirm that all material changes have been disclosed.

Response. The Registrant so confirms.

Comment 6. Please disclose, if applicable, that there will be no changes to the Funds’ investment objectives, principal strategies and risks.

Response. The requested change has been made.

Comment 7. In the description of the proposal, please revise the disclosure that “No fee increase is proposed.” to “Advisory fees and other fund fees and expenses are remaining the same.”

Response. The requested change has been made.

Comment 8. Please disclose the contractual fee waiver amounts under the existing and new investment advisory agreement.

Response. The following disclosure has been added:

WEDCO has contractually agreed to reduce its fees and/or absorb expenses of each Fund, until at least October 31, 2016, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation, will not exceed 2.25%, 3.00% and 2.00% for Class A, Class C, and Class I shares, respectively; subject to possible recoupment from a Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of (1) the expense cap limitation at time of waiver; or (2) the expense cap limitation at the time of recoupment.

Comment 9. Please confirm that disclosure pursuant to Item 22(a)(3)(iv) is not required.

Response. The Registrant so confirms.

Comment 10. Please clarify that there is no increase in fund expenses due to compensation paid to the Trusts’ chief compliance officer.

Response. The disclosure has been revised as follows:

The New Agreement also states that the expenses related to all charges for services and expenses of the Trust’s Chief Compliance Officer shall be allocated to the applicable Fund, and not the adviser. This provision clarifies the existing obligations of the Funds with respect to expenses related to all charges for services and expenses of the Trust’s Chief Compliance Officer and does not increase Fund expenses.

Comment 11. Please describe any considerations related to the requirements of Rule 14a-4(a)(3).

Response. No such disclosure is required.

Comment 12. Please explain why the proration of fees is included as a new contractual term for the investment advisory agreement.

Response. The Registrant believes that it was appropriate to clarify that an adviser would only receive a prorated fee in the event the new advisory agreement was only effective for a portion of a particular month.

Comment 13. Please disclose Mr. Donoghue’s compensation for selling his interest in the adviser.

Response. The disclosure has been revised as follows:

William Donoghue currently has a 40% ownership interest in WEDCO, and he intends to sell that entire interest in a transaction (the “Transaction”) on or about [DATE] for cash compensation.

Comment 14. Please disclose if Minella Capital will be providing investment services to the Funds and what due diligence the Board conducted on Minella Capital prior to approving the new advisory agreements.

Response. Minella Capital will not be providing investment advisory services to the Funds.

Comment 15. Please provide the appropriate disclosure related to the safe harbor provided by Section 15(f)(4).

Response. The Registrant respectfully declines making the requested change.

Comment 16. Please state the number of new provisions in the new provisions in the new advisory agreement.

Response. The Registrant respectfully declines making the requested change.

Comment 17. Please revise the disclosure as appropriate so that the new investment advisory agreement and the disclosure of the new provisions of such agreement is accurate.

Response. The Registrant believes the existing disclosure is accurate.

Comment 18. Please revise the following disclosure so that is more accurately tracks Sections 2(a)(4), 2(a)(9) and 15 of the Investment Company Act of 1940:

Under the Investment Company Act of 1940, as amended (the “1940 Act”), a transaction that results in the owner of more than 25% of the voting interests of an investment adviser reducing his or her interests to less than 25% is presumed to constitute a “change in control” of the adviser. The 1940 Act further states that a change in control of an investment adviser causes the adviser’s investment advisory agreement to be “assigned,” which results in the automatic termination of the agreement by the agreement’s terms as required by the 1940 Act.

Response. The disclosure has been revised as follows:

Under the Investment Company Act of 1940, as amended (the “1940 Act”), a transaction that results in the owner of more than 25% of the voting interests of an investment adviser reducing his or her interests to less than 25% is presumed to constitute an “assignment” of the adviser. The 1940 Act further states that an assignment of an investment adviser causes the adviser’s investment advisory agreement to be “assigned,” which results in the automatic termination of the agreement by the agreement’s terms as required by the 1940 Act.

Comment 19. Please provide disclosure, if appropriate, pursuant to Item 22(c) regarding any use of affiliated brokers.

Response. There is no applicable disclosure pursuant to Item 22(c).

Comment 20. Please confirm that all material differences between the existing and new advisory agreements has been disclosed.

Response. The Registrant so confirms.

Comment 21. Please revise references to the description “similar” to “identical”, as appropriate.

Response. The requested change has been made.

Comment 22. Please describe what consideration the Board gave to the fact that Minella Capital would be the adviser’s new majority owner and that the adviser would also have a new shareholder, Richard Molari.

Comment 23. Please provide further clarification as what is meant by the disclosure that the existing portfolio management team for the Funds is ”not expected” to change.

Comment 24. Please disclose if other advisers were considered by the trustees and why.

Comment 25. Please explain why entire performance time periods were not considered by the trustees.

Comment 26. Please provide descriptions of the terms “standard deviation”, “Sharpe ratio” and “alpha.”

Comment 27. For Power Income and Power VIT Fund, please disclose what major improvements in investment strategy were made over the past five years and what was considered in making the disclosure that the adviser “has shown an ability to reduce downside exposure….”.

Comment 28. For Power Dividend Fund, please provide a since inception date for performance and what is meant by the term “relatively short period of operations”.

Comment 29. Please disclose why risk overlay was considered in the discussion of the Power Dividend Fund’s performance.

Comment 30. Please explain why the fact that the Funds may go 100% into cash is referenced and why this is a positive thing.

Comment 31. Please clarify what is meant by the phrase “the peer funds are quite large” in the discussion of the Power Income Fund’s fees and expenses.

Comment 32. Please disclose if the trustees considered the Power Dividend’s net expense ratio after any waivers when comparing it to its peer group.

Comment 33. Please disclose what is meant by “not excessive” as it relates to profitability of the adviser.

Comment 34. Please disclose what was considered by the trustees in determining that economies of scale had not been achieved.

Comment 35. Please disclose in the deliberations that the Fund expenses are not currently subject to contractual expense limitations

Response to Comments 22-35. The Registrant declines to revise existing disclosure. The deliberations of the trustees accurately reflect the factors and information they considered in making their determination. The trustees considered all material factors in making their determination.

Comment 36. Please disclose if Minella Capital is an existing shareholder of the adviser.

Response. Existing disclosure indicates that Minella Capital will be a new shareholder of the adviser upon closing of the proposed transaction.

Comment 37. Please confirm that the Trusts’ boards of trustee, including a majority of the independent trustees, approved the interim advisory agreement at an in-person meeting.

Response. The Registrant so confirms.

Comment 38. Please disclose where the escrow for any advisory fees earned pursuant to the interim advisory agreement will be held.

Response. The disclosure has been revised as follows:

The terms of the Interim Agreement are identical in all material respects to those of the Current Agreement, except that (i) the date of its execution, effectiveness, and termination are changed and (ii)

all fees earned by WEDCO under the Interim Advisory Agreement will be held in a separate escrow account with the Funds’ custodian pending shareholder approval of the New Agreement.

Comment 39. Please confirm that the Trusts’ board of trustees approved the new advisory agreements pursuant to the requirements of Section 15(c) of The Investment Company Act of 1940.

Response. The Registrant so confirms.

Comment 40. Please confirm that the boards of trustees considered all material factors in approving the new advisory agreements.

Response. The Registrant so confirms.

Comment 41. Please disclose any matter adverse to the proposal in a fair and balanced manner.

Response. The Registrant is unaware of any adverse matters that require disclosure.

Comment 42. Please disclose the third parties, if any, that provided information to the trustees related to their consideration of the new advisory agreement and if such third parties were compensated for doing so.

Response. No third parties directly provided information to the trustees or were compensated for any information provided to the trustees. The trustees reviewed reports, such as Morningstar reports, that were provided by the Trust’s administrator.

Comment 43. Please confirm that references to Morningstar categories/peer groups are actual categories and peer groups.

Response. The Registrant so confirms.

Comment 44. Please disclose how the Power Dividend Fund lagged the S&P 500 Index but outperformed the Morningstar category.

Response. As the returns for the S&P 500 Index and the Morningstar category were different for the time period

Comment 45. Please provide detail as what date would constitute receiving a shareholder’s vote in time for the meeting.

Response. The following disclosure has been added:

Comment 46. Please disclose if the adviser or a third party will seek reimbursement of proxy-related expenses.

Response. The Registrant confirms that neither the adviser nor any third party will seek reimbursement of any proxy-related expenses.

Comment 47. Please confirm that the appropriate exhibits have been filed.

Response. The Registrant so confirms.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla